UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harris Corporation Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2016 and 2015
and for the Year Ended December 31, 2016

HARRIS CORPORATION RETIREMENT PLAN
December 31, 2016 and 2015 and for the year ended December 31, 2016
Table of Contents

Report of Independent Registered Certified Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to the Financial Statements	4

Supplemental Information:

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	12

Schedule H, Line 4(j) — Schedule of Reportable Transactions	41

Signature	42

Exhibit:

23.1 Consent of Independent Registered Certified Public Accounting Firm
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Participants and the Harris Corporation Employee Benefits Committee of the
Harris Corporation Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Harris Corporation Retirement Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
The schedule of assets (held at end of year) and schedule of reportable transactions (“supplemental schedules”) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Carr, Riggs & Ingram, LLC
Clearwater, Florida
June 23, 2017

HARRIS CORPORATION RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	December 31, 2016	December 31, 2015
ASSETS
Investments at fair value:
Interest bearing cash	$9,665,581	$510,301,790
Preferred stocks	5,892,955	1,471,455
Brokerage window account	23,792,241	12,320,538
Corporate bonds & debentures	587,560	101,745
Partnership interests	868,563	-
Common stocks	1,130,784,693	836,044,592
Registered investment companies	204,454,745	1,578,871,132
Common/collective trust funds	3,623,148,902	2,407,292,110

Total investments at fair value	4,999,195,240	5,346,403,362

Investments at contract value:
Synthetic guaranteed investment contracts	1,149,589,327	638,913,025

Receivables:
Accrued interest and dividends	1,184,128	867,588
Participant contributions receivable	7,237,133	4,246,435
Employer matching contributions receivable	2,597,685	1,782,429
Notes receivable from participants	63,583,318	65,778,392
Due from broker for securities sold	1,427,819	1,216,846

Total receivables	76,030,083	73,891,690

Total assets	6,224,814,650	6,059,208,077
LIABILITIES
Accrued administrative expenses	854,177	529,802
Due to broker for securities purchased	5,179,676	747,918

Total liabilities	6,033,853	1,277,720

Net assets available for benefits	$6,218,780,797	$6,057,930,357

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2016

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$391,500,536
Net appreciation in contract value of investments	25,378,807
Dividends	15,772,409

Total	432,651,752
Contributions:
Participant rollovers	27,703,001
Employer matching	76,567,677
Participant (other than rollovers)	185,116,919

Total contributions	289,387,597
Interest on notes receivable from participants	2,740,135

Total additions	724,779,484

Deductions from net assets attributed to:
Benefits paid to participants	554,968,576
Administrative expenses	8,960,468

Total deductions	563,929,044

Net change in plan assets available for benefits	160,850,440
Net assets available for benefits:
Beginning of year	6,057,930,357

End of year	$6,218,780,797

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2016 and 2015
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.
General — The Plan is a defined contribution plan with a 401(k) feature covering eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

B.
Contributions — Participants may contribute a percentage of eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations, on a pre-tax and/or an after-tax basis. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax/designated Roth after-tax limitation, as defined in the Plan document and subject to Code limitations. The Company matches up to 50% or 100% (depending on business unit) of pre-tax and after-tax contributions subject to a limit of 4%, 5% or 6% (depending on business unit) of eligible compensation for any eligible employee who has completed one year of service with the Company and is not accruing a benefit under the Company’s defined benefit pension plan. Special matching rules apply to participants who are subject to a collective bargaining agreement. Full-time regular participants who are not subject to a collective bargaining agreement and who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on eligible compensation as defined in the Plan document. For the year ended December 31, 2016, no profit sharing contributions were made. Additional Company contributions may be made on behalf of participants who are subject to a collective bargaining agreement or to satisfy, in part, the Company’s obligations to certain participants under wage determination or similar laws. In addition, participants may rollover amounts to the Plan from other qualified plans or certain individual retirement accounts (“IRAs”).

C.
Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, after attainment of age 59 1/2 or in certain cases, in connection with active military duty. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period. Alternatively, a participant generally will be eligible to rollover his or her vested account to an eligible retirement plan or IRA. In addition, certain other distribution options applicable to assets merged into the Plan have been preserved, as legally required.

D.
Participant Loans — The participant loan program permits participants to borrow against their pre-tax, regular after-tax, qualified non-elective, designated Roth after-tax and rollover contributions. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period generally may not exceed ten years. Interest rates are established by the Plan Administrator based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.
Participant Accounts — Each participant’s account is credited with the participant’s contribution, including the contribution, if any, in respect of the participant’s election under the Company’s Performance Reward Plan (or similar plan), and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

F.
Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax, qualified non-elective and rollover contributions plus earnings thereon. Participants also are immediately vested in Company contributions other than Employer matching and any profit sharing contributions, plus earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is 100% vested after four years of service, based on the following schedule.

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years	100%
However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer matching and any profit sharing contributions, plus earnings thereon, more quickly than described above. In addition, in the event of a disposition by the Company of a business or substantially all of the assets of a business, the participants impacted by such disposition may in certain circumstances become 100% vested in Employer matching and any profit sharing contributions, plus earnings thereon.

A participant also becomes 100% vested in Employer matching and any profit sharing contributions, plus earnings thereon, upon his or her termination of employment after attaining age 55 or on account of his or her death or disability (as defined in the Plan document), or if a participant dies while on leave of absence due to qualified military service.

In addition, special vesting applies to certain participants in the Plan who are subject to a collective bargaining agreement. Certain of such participants are immediately vested in their Employer matching and any profit sharing contributions, plus earnings thereon, and others become vested in their Employer matching and any profit sharing contributions, plus earnings thereon, as follows:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

G.
Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions plus earnings thereon unless the participant returns to employment within five years. The forfeited contributions are used first, to restore the accounts of recently located missing participants, as defined in the Plan document; next, to restore the accounts of participants who are reemployed prior to incurring a break in service of five consecutive years; next, to fund any Company contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at December 31, 2016 and 2015 were $952,678 and $122,958, respectively. For the year ended December 31, 2016, Company contributions to the Plan were reduced by $799,205 from forfeited non-vested accounts.

H.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.
Investment Options — Upon enrollment into the Plan, a participant may direct Company and participant contributions into any of several investment options (including the Harris Stock Fund) and/or a brokerage window account. A participant may transfer amounts from other investment options into the Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the Harris Stock Fund. The Harris Stock Fund has been designated as an “employee stock ownership plan,” which means that the Company is entitled to a deduction for dividends paid on shares held in the Harris Stock Fund. Any such dividends are 100% vested and participants are permitted to elect that such dividends either be maintained in the Plan and reinvested in the Harris Stock Fund or paid from the Plan in cash to the participant.

The investment options are described in detail in the Plan’s “Summary Plan Description,” which is available to all participants. In the event no investment option is selected by a participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily; however, amounts in the Stable Value Fund cannot be transferred directly to the Money Market Fund. Investments are also governed by other limitations described in the Plan document and the “Summary Plan Description.”
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Valuation of Investments — Investments are stated at fair value or contract value. For investments stated at fair value, quoted market prices are used, when available, to value investments. Investments for which quoted market prices are not available are stated at fair values as reported by the Trustee or investee company. See Note 6 — Financial Instruments for further information on the valuation of investments.
Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon the participant’s eligibility for a plan distribution.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts, disclosures, and schedules. Accordingly, actual results may differ from those estimates.
Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the Trustee from the assets of the trust.

New Accounting Standards — In January 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-01, Financial Instruments-Overall (Subtopic 825-10). ASU No. 2016-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU No. 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU No. 2016-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018. Management is currently evaluating the impact of ASU No. 2016-01 on the Plan’s financial statements.
NOTE 3 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of common stock of Harris Corporation and balances in common/collective trust funds that are managed by Northern Trust or Wells Fargo. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee of the Plan and Wells Fargo was the trustee of the Exelis Retirement Savings Plan (which was merged into the Plan effective December 31, 2015) and, therefore, these transactions qualified as exempt party-in-interest transactions under the provisions of ERISA. Wells Fargo was not a related party or party-in-interest as of December 31, 2016.

The Plan’s investments in Harris Corporation common stock (included with other common stock) and in common/collective trust funds managed by Northern Trust or Wells Fargo (included with other common/collective trust funds) were as follows:

	December 31, 2016		December 31, 2015
	Shares	Fair Value	Shares	Fair Value
Common stock
Harris Corporation common stock	2309782	$236,683,362	2387863	$207,505,295
Common/collective trust funds
NT Collective Russell 1000 Index Fund — Non Lending	6938870	169,856,597	7797664	170,324,384
NT Collective Extended Equity Index Fund — Non Lending	832192	223,598,332	670313	155,285,280
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	72240	542,977,395	50457	338,740,880
NT Collective Aggregate Bond Index Fund — Non Lending	2864562	388,749,762	2198541	290,932,866
NTGI Coltv Govt STIF Registered	11241675	11,241,675	3886449	3,886,449
Wells Fargo / Blackrock STIF N	^	^	153135119	153,135,119
Wells Fargo / Blackrock STIF S	^	^	48582487	48,591,053
During 2016, the Plan made the following purchases and sales of related party investments:

	Purchases	Sales
Common stock
Harris Corporation common stock	$21,723,805	$25,093,230
Common/collective trust funds
NT Collective Russell 1000 Index Fund — Non Lending	51,052,559	71,019,032
NT Collective Extended Equity Index Fund — Non Lending	75,925,883	37,308,324
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	225,231,611	81,959,242
NT Collective Aggregate Bond Index Fund — Non Lending	116,532,494	26,894,768
NTGI Coltv Govt STIF Registered	*	*

^ Wells Fargo was not a related party to the Plan as of December 31, 2016.

*	Activity in this fund represents overnight interest bearing deposits (sweeps) of otherwise un-invested daily cash.

NOTE 4 — INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated May 30, 2017 stating that the Plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan’s sponsor and the Plan’s tax counsel believe the Plan, as amended, is qualified and the related trust is exempt from taxation.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress with respect to the Plan. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2013.
NOTE 5 — CREDIT RISKS AND UNCERTAINTIES
Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
NOTE 6 — FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•
Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.

The following section describes the valuation methodologies the Plan uses to measure financial assets at fair value.
In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include interest bearing cash, common stocks, corporate bonds and debentures, partnership interests, the brokerage window account and registered investment companies. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of preferred stocks. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2016 and 2015, there were no Level 3 assets held by the Plan.

Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis at December 31, 2016 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$9,665,581	$—	$ —	$9,665,581
Preferred stocks	—	5,892,955	—	5,892,955
Brokerage window account	23,792,241	—	—	23,792,241
Corporate bonds & debentures	587,560	—	—	587,560
Partnership interests	868,563	—	—	868,563
Common stocks	1,130,784,693	—	—	1,130,784,693
Registered investment companies	204,454,745	—	—	204,454,745

Total Assets Measured at Fair Value	$1,370,153,383	$5,892,955	$ —	$1,376,046,338

 Assets measured at fair value on a recurring basis at December 31, 2015 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$510,301,790	$ —	$ —	$510,301,790
Preferred stocks	—	1,471,455	—	1,471,455
Brokerage window account	12,320,538	—	—	12,320,538
Corporate bonds & debentures	101,745	—	—	101,745
Common stocks	836,044,592	—	—	836,044,592
Registered investment companies	1,578,871,132	—	—	1,578,871,132

Total Assets Measured at Fair Value	$2,937,639,797	$1,471,455	$ —	$2,939,111,252

NOTE 7 — COMMON/COLLECTIVE TRUST FUNDS
Common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per unit calculated by the investment’s issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. Net asset values are reported by the funds and are supported by the underlying share prices of actual purchases and sale transactions occurring as of or close to the financial statement date. Assets measured at net asset value are exempt from the fair value hierarchy. Fair values estimated using net asset value per unit were as follows:

	December 31, 2016	December 31, 2015
Common/collective trust funds	$3,623,148,902	$2,407,292,110

NOTE 8 — SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
During 2016 and 2015, the Plan held fully benefit-responsive, synthetic guaranteed investment contracts (“synthetic GICs”) in its Stable Value Fund (the “Fund”) which are stated at contract value. A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.
The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.
Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.
At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, has occurred or is probable.
If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.
NOTE 9 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500
Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid and requires fully benefit-responsive contracts to be reported at fair value. These requirements conflict with U.S. GAAP and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits and are stated at contract value, respectively.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2016	December 31, 2015
Net assets available for benefits per the financial statements	$6,218,780,797	$6,057,930,357
Benefits due to participants	(627,697)	(1,138,553)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	7,609,100	6,008,021

Net assets available for benefits per the Form 5500	$6,225,762,200	$6,062,799,825

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2016:

Benefits paid to participants per the financial statements	$554,968,576
Add: benefits due but unpaid at December 31, 2016	627,697
Less: benefits due but unpaid at December 31, 2015	(1,138,553)

Total benefit payments, corrective distributions and deemed distributions per the Form 5500	$554,457,720

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2016:

Net change in Plan assets per the financial statements	$160,850,440
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2015	(6,008,021)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2016	7,609,100
Benefits due but unpaid at December 31, 2016	(627,697)
Benefits due but unpaid at December 31, 2015	1,138,553

Net income and transfers in per the Form 5500	$162,962,375

SUPPLEMENTAL INFORMATION
Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

Value of Interest in Interest Bearing Cash
	United States dollar	9665580		$9,665,581
	Total Value of Interest in Interest Bearing Cash			$9,665,581

Value of Interest in Preferred Stocks
	AIRBNB INC SERIES D CVT PFD STOCK TROWE PRICE ONLY	1693		$206,782

	DTE ENERGY CO CORPORATE UNIT	11487		608,811

	GREAT PLAINS DEP SHS REPSTG 1/20TH INT MANDATORY CONV PFD SER B 7%	18793		950,926

	NEXTERA ENERGY INC CORPORATE UNIT	47819		2,342,175

	PVTPL AIRBNB INC SER E CVT PFD STK T-ROWE	2468		229,757

	PVTPL FLIPKART - TROWE PRICE ONLY SER E PFD STK	337		38,341

	PVTPL FLIPKART LIMITED SERIES G PREFERENCE SHARES - T ROWE PRICE ONLY	1541		184,550

	PVTPL FLIPKART LTD - TROWE PRICE ONLY ORDINARY SHARES	300		34,132

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	PVTPL FLIPKART LTD - TROWE PRICE ONLY SER A PFD STK	404		11,832

	PVTPL FLIPKART LTD - TROWE PRICE ONLY SER C PFD STK	181		20,593

	PVTPL MAGIC LEAP INC PP SERIES C CVT PFD STOCK T-ROWE PRICE ONLY	10325		237,816

	PVTPL SNAPCHAT INC SER F CVT PFD STK T-ROWE	9273		284,867

	PVTPL UBER TECHNOLOGIES INC SER G CVTPFD STK T-ROWE	4873		237,667

	SER C CVT PFD STK DROPBOX SERIES C PREFERRED TROWE PRICE ONLY	10857		207,382

	UBER TECHNOLOGIES INC SER E PFD STK-TROWE PRICE ONLY	8924		297,324
	Total Value of Interest in Preferred Stocks			$5,892,955

	Value of Interest in Brokerage Window Account
	BROKERAGE WINDOW ACCOUNT			$23,792,241
	Total Value of Interest in Brokerage Window Account			$23,792,241
	Value of Interest in Corporate Bonds & Debentures
	PVTPL WESTERN DIG CORP SR NT 144A FIXED 10.5% DUE 04-01-2024	470000		$555,775

	PVTPL VALEANT PHARMACEUTICALS SR NT 144A6.375% DUE 10-15-2020/10-04-2012 BEO	37000		31,785
	Total Value of Interest in Corporate Bonds & Debentures			$587,560

	Value of Interest in Partnerships
	MLP GREEN PLAINS PARTNERS LP COM UNIT REPSTG LTD PARTNER INT	23075		$456,885

	MLP STAR GAS PARTNERS L P UNIT LTD PARTNERSHIP INT	38260		411,678
	Total Value of Interest in Partnerships			$868,563

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	Value of Interest in Common Stocks

	5TH 3RD BANCORP COM	124700		$3,363,159

	ACTUANT CORP CL A NEW	32381		840,287

	ADDUS HOMECARE CORP COM STK	15568		545,658

	ADIENT PLC ADIENT PLC LTD COM	37954		2,224,104

	ADOBE SYS INC COM	73400		7,556,530

	ADR ALIBABA GROUP HOLDING LTD SPONSORED ADS	114500		10,054,245

	ADR ASML HLDG NV NY	20000		2,244,000

	ADR BAIDU INC SPONSORED ADR REPSTG ORD SHS CL A	35500		5,836,555

	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	97000		5,274,860

	ADR TENCENT HLDGS LTD ADR	66600		1,613,052

	ADVISORY BRD CO COM	23555		783,204

	AERIE PHARMACEUTICALS INC COM	10182		385,389

	AES CORP COM	288300		3,350,046

	AETNA INC	13800		1,711,338

	AIR METHODS CORP COM NEW	84307		2,685,178

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	ALASKA AIR GROUP INC COM	35200		3,123,296

	ALBANY INTL CORP NEW CL A	100916		4,672,411

	ALEXION PHARMACEUTICALS INC COM	66169		8,095,777

	ALLEGIANT TRAVEL CO COM	5446		906,214

	ALLERGAN PLC. COM STK	7062		1,483,091

	ALPHABET INC CAP STK CL C	10280		7,934,310

	ALPHABET INC CL A CAP STK CL A	20035		15,876,736

	AMAZON COM INC	33086		24,810,199

	AMC ENTMT HLDGS INC CL A COM	15603		525,041

	AMEDISYS INC COM	19147		816,237

	AMERICAN AIRLINES INC COM USD1	76800		3,585,792

	AMERICAN CAP CASH AND STOCK MERGER ARES	215038		3,853,481

	AMERICAN EAGLE OUTFITTERS INC NEW COM	78352		1,188,600

	AMERICAN EXPRESS CO	62400		4,622,592

	AMERIPRISE FINL INC COM	41500		4,604,010

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	AMICUS THERAPEUTICS INC COM	60916		302,753

	ANALOG DEVICES INC COM	46200		3,355,044

	ANTHEM INC COM	41395		5,951,359

	APACHE CORP COM	57135		3,626,358

	APPLE INC COM STK	27100		3,138,722

	APPLIED MATERIALS INC COM	114600		3,698,142

	ARCHER-DANIELS-MIDLAND CO COM	97200		4,437,180

	ASPEN TECHNOLOGY INC COM	13667		747,312

	ASSURANT INC COM	31832		2,955,920

	AT HOME GROUP INC COM	33116		484,487

	ATHENAHEALTH INC COMMON STOCK	23600		2,482,012

	ATN INTL INC COM	38782		3,107,602

	AVON PRODUCTS INC COM	132400		667,296

	BANK NEW YORK MELLON CORP COM STK	69800		3,307,124

	BANK OF AMERICA CORP	159964		3,535,204

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	BANK OF THE OZARKS INC COM	26263		1,381,171

	BEACON ROOFING SUPPLY INC COM	16419		756,423

	BECTON DICKINSON & CO COM	16000		2,648,800

	BIG LOTS INC COM	20497		1,029,154

	BIOGEN INC COMMON STOCK	18910		5,362,498

	BIOMARIN PHARMACEUTICAL INC COM	52900		4,382,236

	BLUE BUFFALO PET PRODS INC COM	32767		787,719

	BOEING CO COM	77256		12,027,214

	BOISE CASCADE CO COM	39424		887,040

	BOYD GAMING CORP COM	55347		1,116,349

	BRIGHT HORIZONS FA COM	20678		1,447,874

	BRISTOL MYERS SQUIBB CO COM	76700		4,482,348

	BROADRIDGE FINL SOLUTIONS INC COM STK	31693		2,101,246

	BROADSOFT INC COM	26655		1,099,519

	CA INC COM	19400		616,338

	CALAMP CORP COM	33231		481,850

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	CALATLANTIC GROUP INC COM	22126		752,505

	CALLAWAY GOLF CO COM	20314		222,641

	CAMPING WORLD HLDGS INC CL A	10012		326,291

	CAP BK FINL CORP CL A COM	73811		2,897,082

	CARDTRONICS PLC CARDTRONICS PLC	19995		1,091,127

	CARNIVAL CORP COM PAIRED	50200		2,613,412

	CARRIAGE SERVICES INC COM	6283		179,945

	CARRIZO OIL & GAS INC COM	20674		772,174

	CASEYS GEN STORES INC COM	11120		1,321,946

	CATO CORP NEW CL A	16680		501,734

	CDN NAT RES COM STK	53700		1,711,956

	CEB INC	10457		633,694

	CELGENE CORP COM	11300		1,307,975

	CENTENE CORP DEL COM	19700		1,113,247

	CENTURYLINK INC COM	64375		1,530,838

	CF INDS HLDGS INC COM	90000		2,833,200

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	CHARLES RIV LABORATORIES INTL INC COM	10480		798,471

	CHEESECAKE FACTORY INC COM	21464		1,285,264

	CHEVRON CORP COM	36278		4,269,921

	CHILDRENS PL INC NEW COM	7351		742,083

	CHIPOTLE MEXICAN GRILL INC COM STK	10300		3,886,396

	CHUBB LTD ORD	5270		696,272

	CIGNA CORPORATION	10300		1,373,917

	CIRCOR INTL INC COM	13316		863,942

	CISCO SYSTEMS INC	152600		4,611,572

	CITIGROUP INC COM NEW	90700		5,390,301

	CITIZENS FINL GROUP INC COM	21300		758,919

	CLARCOR INC COM	10784		889,356

	CLEARWATER PAPER CORP COM STK	29469		1,931,693

	CLUBCORP HLDGS INC COM	36358		521,737

	CME GROUP INC COM STK	10133		1,168,842

	COGENT COMMUNICATIONS HLDGS INC	12807		529,569

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	COHERENT INC COM	4307		591,717

	COMCAST CORP NEW-CL A	64600		4,460,630

	COML METALS CO COM	34133		743,417

	COMMVAULT SYS INC COM STK	19891		1,022,397

	CONTINENTAL BLDG PRODS INC COM	59215		1,367,867

	CORE-MARK HLDG CO INC COM	59910		2,580,324

	COSTCO WHOLESALE CORP NEW COM	6900		1,104,759

	COTY INC COM CL A	91607		1,677,324

	CRAY INC COM NEW STK	27522		569,705

	CROWN CASTLE INTL CORP NEW COM	11100		963,147

	CTS CORP COM	89101		1,995,862

	CULP INC COM	24048		893,383

	CUMMINS INC	15900		2,173,053

	CYNOSURE INC	23136		1,055,002

	CYPRESS SEMICONDUCTOR CORP COM	72919		834,193

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	DANA INC COM	44884		851,898

	DANAHER CORP COM	44352		3,452,360

	DELTIC TIMBER CORP COM	33639		2,592,558

	DENNYS CORP COM	180287		2,313,082

	DEPOMED INC COM	11298		203,590

	DIAGEO ORD PLC	79419		2,070,629

	DIGITALGLOBE INC COM NEW	54211		1,553,145

	DOLLAR GEN CORP NEW COM	29200		2,162,844

	DRIL-QUIP INC COM	6046		363,062

	DROPBOX INC CL A COM STK - TROWE PRICE ONLY	2210		42,214

	DST SYS INC COM	9591		1,027,676

	DU PONT E I DE NEMOURS & CO COM STK	75700		5,556,380

	EASTGROUP PPTYS INC REIT	13720		1,013,085

	ECHOSTAR CORPORATION	77703		3,993,157

	EDISON INTL COM	46300		3,333,137

	EDWARDS LIFESCIENCES CORP COM	42600		3,991,620

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	ELECTRONICS FOR IMAGING INC COM	22582		990,447

	ELLIE MAE INC COM STK	6373		533,293

	EMERSON ELECTRIC CO COM	65300		3,640,475

	ENPRO INDS INC COM	52886		3,562,401

	EPAM SYS INC COM STK	20951		1,347,359

	EPIZYME INC COM	31555		381,816

	EQT CORP COM	17080		1,117,032

	EQTY RESDNTL	36800		2,368,448

	EURONET WORLDWIDE INC COM	10667		772,611

	EVERCORE PARTNERS INC CL A	11591		796,302

	EVERSOURCE ENERGY COM	3150		173,975

	EXELIXIS INC COM STK	26804		399,648

	EXELON CORP COM	96100		3,410,589

	EXTENDED STAY AMER INC PAIRED SHS COMPRISED 1 COM 1 CL B COM	50410		814,122

	EXXON MOBIL CORP COM	112126		10,120,493

	FACEBOOK INC CL A	152792		17,578,720

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	FAIR ISAAC CORPORATION COM	11467		1,367,096

	FARMERS CAP BK CORP COM	15012		631,255

	FEDERAL SIGNAL CORP COM	64636		1,008,968

	FEDEX CORP COM	11400		2,122,680

	FERRARI N V COMMON S TOCK	17662		1,026,869

	FIRST REP BK SAN FRANCISCO CALIF NEW COM	3491		321,661

	FIRSTENERGY CORP COM	73752		2,284,099

	FLIR SYS INC COM	20549		743,668

	FLOWSERVE CORP COM	39382		1,892,305

	FORD MTR CO DEL COM	83400		1,011,642

	FOREST CITY RLTY TR INC COM CL A	162356		3,383,499

	FORTIVE CORP COMMON STOCK	28326		1,519,123

	FTI CONSULTING INC COM	25222		1,137,008

	FULLER H B CO COM	18828		909,581

	GEN MTRS CO COM	18427		641,997

	GENERAL ELECTRIC CO	229000		7,236,400

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	GILEAD SCIENCES INC	23200		1,661,352

	GLAXOSMITHKLINE ORD	107864		2,081,867

	GREAT PLAINS ENERGY INC COM	4765		130,323

	GREIF INC	15180		778,886

	GUIDEWIRE SOFTWARE INC COM	15236		751,592

	HALOZYME THERAPEUTICS INC COM	38617		381,536

	*HARRIS CORP COM	2309782		236,683,362

	HAWAIIAN TELCOM HOLDCO INC COM	11676		289,331

	HEALTHCARE SVCS GROUP INC COM	28354		1,110,626

	HEALTHSOUTH CORP COM NEW STK	25361		1,045,888

	HECLA MNG CO COM	73885		387,157

	HERSHEY COMPANY COM STK	6200		641,266

	HESS CORP COM STK	72500		4,516,025

	HILL-ROM HLDGS INC COM STK	13453		755,251

	HILTON WORLDWIDE	90993		2,475,010

	HOME DEPOT INC COM	11200		1,501,696

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	HORIZON PHARMA INC COMMON STOCK	24856		402,170

	HUMANA INC COM	11447		2,335,531

	ILL TOOL WKS INC COM	31000		3,796,260

	ILLUMINA INC COM	34583		4,428,007

	IMAX CORP COM	33173		1,041,632

	IMPAX LABORATORIES INC COM	29375		389,219

	INCYTE CORP COM	36200		3,629,774

	INFINERA CORP COM STK	81596		692,750

	INTEGRATED DEVICE TECHNOLOGY INC COM	52337		1,233,060

	INTERCONTINENTAL EXCHANGE INC COM	43550		2,457,091

	INTL PAPER CO COM	79796		4,233,976

	INTUIT COM	12021		1,377,727

	INTUITIVE SURGICAL INC COM NEW STK	5358		3,397,883

	J2 GLOBAL INC COM	13511		1,105,200

	JACK IN THE BOX INC COM	6817		761,050

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	JANUS CAP GROUP INC COM	58965		782,466

	JOHNSON & JOHNSON COM	53700		6,186,777

	JOHNSON CTLS INTL PLC COM	144249		5,941,616

	JPMORGAN CHASE & CO COM	148224		12,790,249

	KADANT INC COM	32527		1,990,652

	KAPSTONEPAPER AND PACKAGING CORP COMMON STOCK	34230		754,772

	KELLOGG CO COM	26600		1,960,686

	KEYCORP NEW COM	158200		2,890,314

	KMG CHEMICALS INC COM	19599		762,205

	KNIGHT TRANSN INC COM	25941		857,350

	KOHLS CORP COM	56800		2,804,784

	LAS VEGAS SANDS CORP COM STK	64200		3,428,922

	LENDINGCLUB CORP COM	247000		1,296,750

	LEXICON PHARMACEUTICALS INC FORMERLY LE COMMON STOCK	18959		262,203

	LIBERTY INTERACTIVE CORP LIBERTY VENTURES COM SER A NEW	14039		517,618

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	LIFE STORAGE INC COM	7419		632,544

	LIGAND PHARMACEUTICALS INCORPORATED CL BCOMMON STOCK	4930		500,937

	LINDSAY CORPORATION COM	13026		971,870

	LITTELFUSE INC COM	6391		969,962

	LOEWS CORP COM	131500		6,158,145

	LORAL SPACE & COMMUNICATIONS INC COM	10447		428,849

	LOWES COS INC COM	9100		647,192

	LUMINEX CORP DEL COM	18185		367,883

	MACROGENICS INC COM	12256		250,513

	MACYS INC COM STK	52100		1,865,701

	MAIDEN HOLDINGS LTD\COM STK	31137		543,341

	MANHATTAN ASSOCS INC COM	12865		682,231

	MARSH & MCLENNAN CO'S INC COM	65200		4,406,868

	MASIMO CORP COM STK	13563		914,146

	MATCH GROUP INC COM	23445		400,910

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	MATTEL INC COM	110800		3,052,540

	MAXIMUS INC COM	26411		1,473,470

	MCGRATH RENTCORP COM	74228		2,908,995

	MEDLEY MGMT INC CL A COM	34733		343,857

	MEDTRONIC PLC COMMON STOCK	29600		2,108,408

	MERCK & CO INC NEW COM	67982		4,002,100

	MERIT MED SYS INC COM	36704		972,656

	METLIFE INC COM STK	113100		6,094,959

	MFA FINL INC	303305		2,314,217

	MGIC INVT CORP WIS COM	71847		732,121

	MGM RESORTS INTERNATIONAL COM	121262		3,495,983

	MGP INGREDIENTS INC NEW COM	7506		375,150

	MICROSEMI CORP COM	18478		997,258

	MICROSOFT CORP COM	230900		14,348,126

	MINERALS TECHNOLOGIES INC COM	12773		986,714

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	MKS INSTRS INC COM	5600		332,640

	MLP OCH-ZIFF CAP MGMT GROUP CL A SHS	97000		321,070

	MOBILEYE NV	71500		2,725,580

	MONOLITHIC PWR SYS INC COM	8721		714,512

	MONRO MUFFLER BRAKE INC COM	16680		954,096

	MONSTER BEVERAGE CORP NEW COM	109266		4,844,854

	MORGAN STANLEY COM STK	284548		12,022,153

	MURPHY USA INC COM	46844		2,879,501

	MYOVANT SCIENCES LTD	9339		116,177

	NATIONAL GEN HLDGS CORP COM	56574		1,413,784

	NATIONAL INSTRS CORP COM	23770		732,591

	NATUS MED INC DEL COM	24236		843,413

	NAUTILUS INC COM	33825		625,763

	NEENAH PAPER INC COM	31137		2,652,872

	NEOGEN CORP COM	7752		511,632

	NETFLIX INC COM STK	68250		8,449,350

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	NETSCOUT SYS INC COM	22944		722,736

	NEWS CORP NEW CL A	214200		2,454,732

	NEXSTAR MEDIA GROUP INC CL A	36697		2,322,920

	NISOURCE INC COM	177000		3,918,780

	NORTHERN TR CORP COM	53000		4,719,650

	NORTHSTAR ASSET PLAN OF REORG COLONY NORTHSTAR 2E13A42 01-11-2017	339585		5,106,795

	NUCOR CORP COM	40900		2,434,368

	NUVASIVE INC COM	15589		1,050,075

	NVIDIA CORP COM	8111		865,768

	NXP SEMICONDUCTORS N V COM STK	31295		3,067,223

	O REILLY AUTOMOTIVE INC NEW COM	3400		946,594

	OCCIDENTAL PETROLEUM CORP	49900		3,554,377

	OCEANFIRST FINL CORP COM	55879		1,678,046

	OMNICELL INC COM	6780		229,842

	ORITANI FINL CORP NEW COM STK	17514		328,388

	OWENS & MINOR INC NEW COM	11113		392,178

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	PAC PREMIER BANCORP COM	32249		1,140,002

	PACIRA PHARMACEUTICALS INC COM	14507		468,576

	PALO ALTO NETWORKS INC COM	36200		4,526,810

	PAR PACIFIC HOLDINGS INC COM NEW	120543		1,752,695

	PAYCOM SOFTWARE INC COM	7878		358,370

	PAYPAL HLDGS INC COM	87000		3,433,890

	PEBBLEBROOK HOTEL TR COM STK	19171		570,337

	PENTAIR PLC COM STK	38000		2,130,660

	PEPSICO INC COM	39700		4,153,811

	PFIZER INC COM	227547		7,390,727

	PG& E CORP COM	75300		4,575,981

	PHILIP MORRIS INTL COM STK NPV	36000		3,293,640

	PLANET FITNESS INC CL A	38931		782,513

	PNC FINANCIAL SERVICES GROUP COM STK	28800		3,368,448

	POLYONE CORP COM	19237		616,353

	POOL CORP COM STK	7009		731,319

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	PORTOLA PHARMACEUTICALS INC COM	15139		339,719

	POWER INTEGRATIONS INC COM	11418		774,711

	PRESTIGE BRANDS HLDGS INC COM	17222		897,266

	PRIMERICA INC COM	44898		3,104,697

	PROOFPOINT INC COM	7529		531,924

	PROS HLDGS INC COM	20112		432,810

	PROTHENA CORP PLC	9391		461,943

	PROVIDENCE SVC CORP COM STK	25994		989,072

	QTS RLTY TR INC COM CL A	23062		1,145,028

	QUALCOMM INC COM	73100		4,766,120

	QUALYS INC COM	10351		327,609

	RADIUS HEALTH INC COM NEW	8369		318,273

	RAPID7 INC COM	35672		434,128

	RAYONIER INC REIT	83900		2,231,740

	RED HAT INC COM	18300		1,275,510

	REGAL BELOIT CORP COM	12153		841,595

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	REGENERON PHARMACEUTICALS INC COM	12000		4,405,080

	REGIS CORP MINN COM	195855		2,843,815

	RENASANT CORP COM	32388		1,367,421

	RINGCENTRAL INC CL A	37144		765,166

	ROSS STORES INC COM	19100		1,252,960

	ROYAL BK SCOT GRP ORD	562522		1,561,150

	S.W. AIRL CO COM	28200		1,405,488

	SAGE THERAPEUTICS INC COM	5517		281,698

	SALESFORCE COM INC COM STK	176700		12,096,882

	SCHLUMBERGER LTD COM	45000		3,777,750

	SCHWAB CHARLES CORP COM NEW	144000		5,683,680

	SELECT MED HLDGS CORP COM	51531		682,786

	SERVICENOW INC COM	58936		4,381,302

	SIMPSON MFG INC COM	20400		892,500

	SONIC CORP COM	27804		737,084

	SOUTHERN CO COM STK	21400		1,052,666

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	SPLUNK INC COMSTK COM USD0.001	86300		4,414,245

	SPS COMM INC COM	14087		984,540

	STAPLES INC COM	21900		198,195

	STARBUCKS CORP COM	20400		1,132,608

	STATE STR CORP COM	99693		7,748,140

	STRYKER CORP	16822		2,015,444

	SURGICAL CARE	14083		651,620

	SYNAPTICS INC COM	19047		1,020,538

	SYNCHRONOSS TECHNOLOGIES INC COM STK	20849		798,517

	SYNOVUS FINL CORP COM NEW	108283		4,448,266

	TARGA RES CORP COM	6500		364,455

	TD AMERITRADE HLDG CORP COM STK	60795		2,650,662

	TE CONNECTIVITY LTD	16900		1,170,832

	TEAM HEALTH	7515		326,527

	TELEDYNE TECHNOLOGIES INC COM	8581		1,055,463

	TELEFONICA SA EUR1	126806		1,179,663

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	TERRENO RLTY CORP	19689		560,940

	TESLA INC COM	10930		2,335,632

	TEXAS INSTRUMENTS INC COM	46900		3,422,293

	TEXTRON INC COM	19400		942,064

	TFS FINL CORP COM STK	106754		2,032,596

	THE PRICELINE GROUP INC	13339		19,555,774

	TIME WARNER INC	4800		463,344

	T-MOBILE US INC COM	29900		1,719,549

	TORO CO COM	12096		676,771

	TOTAL EUR2.5	129688		6,664,331

	TRACTOR SUPPLY CO COM	17903		1,357,226

	TRISTATE CAP HLDGS INC COM	22797		503,814

	TRIUMPH BANCORP INC COM	27523		719,726

	TRUEBLUE INC COM STK	34481		849,957

	TWENTY-FIRST CENTY FOX INC CL B	174400		4,752,400

	ULTRAGENYX PHARMACEUTICAL INC COM	4841		340,371

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	UNDER ARMOR INC CL A	46000		1,336,300

	UNDER ARMOUR INC CL C COM	46347		1,166,554

	UNION PAC CORP COM	24000		2,488,320

	UNIT CORP COM	17569		472,079

	UNITED PARCEL SVC INC CL B	29500		3,381,880

	UNITED TECHNOLOGIES CORP COM	7900		865,998

	UNITEDHEALTH GROUP INC COM	25400		4,065,016

	UNVL ELECTRS INC COM	11249		726,123

	URBAN EDGE PPTYS COM	20514		564,340

	US BANCORP	35900		1,844,183

	US ECOLOGY INC COM	14484		711,889

	VALVOLINE INC COM	21147		454,661

	VECTOR GROUP LTD COM STK	23866		542,713

	VERIZON COMMUN COM	119191		6,361,156

	VERTEX PHARMACEUTICALS INC COM	18300		1,348,161

	VIRTU FINL INC CL A	32676		521,182

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	VIRTUS INVT PARTNERS INC COM	27384		3,232,681

	VISA INC COM CL A STK	282600		22,048,452

	VODAFONE GROUP ORD	431911		1,066,581

	VULCAN MATERIALS CO COM	35400		4,430,310

	WAL-MART STORES INC COM	45300		3,131,136

	WALT DISNEY CO	20200		2,105,244

	WATTS WTR TECHNOLOGIES INC	14613		952,768

	WELLS FARGO & CO NEW COM STK	120600		6,646,266

	WESTERN ALLIANCE BANCORPORATION COM	11365		553,589

	WESTN DIGITAL CORP COM	35200		2,391,840

	WEYERHAEUSER CO COM	92445		2,781,670

	WILLIS TOWERS WATSON PLC COM	14158		1,731,240

	WOODWARD INC COM	13550		935,628

	WORKDAY INC CL A COM USD0.001	13000		859,170

	WORTHINGTON INDS INC COM	12585		597,032

	XCEL ENERGY INC COM	68600		2,792,020

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	XENIA HOTELS & RESORTS INC COM	88267		1,714,145

	XL GROUP LTD COM NPV	26500		987,390

	YUM BRANDS INC COM	10900		690,293
	Total Value of Interest in Common Stocks			$1,130,784,693
	Value of Interest in Registered Investment Companies
	MFO ALLIANZ FDS ALLIANZGI TECHNOLOGY FD INSTL CL	2110729		$114,211,519

	MFO RESV INVT FDS INC	6694145		6,694,145

	MFC ISHARES TR RUSSELL 2000 GROWTH ETF	4492		691,498

	MFO MONEY MKT OBLIGS TR FEDT GOVT OBLIGSFD INSTL SHS	82857582		82,857,583
	Total Value of Interest in Registered Companies			$204,454,745
	Value of Interest in Common/Collective Trust Funds
	*MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING	2864562		$388,749,762

	*MFB NT COLLECTIVE RUSSELL 1000 INDEX FUND - NON LENDING	6938870		169,856,597

	MFO BLACKROCK LIFEPATH 2060 NL F	235755		2,519,980

	MFO BLACKROCK LIFEPATH INDEX 2020 NL FUND F	18315535		367,783,264

	MFO BLACKROCK LIFEPATH INDEX 2030 NL FUND F	12905435		288,125,452

	MFO BLACKROCK LIFEPATH INDEX 2040 NL FUND F	5259848		127,470,844

	MFO BLACKROCK LIFEPATH INDEX 2050 NL FUND F	3008806		78,127,870

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	MFO BLACKROCK LIFEPATH INDEX 2055 NON LENDING FD F	1146607		21,527,657

	MFO BLACKROCK LIFEPATH INDEX RETIREMENT 2025 NL CL F	20383065		434,165,406

	MFO BLACKROCK LIFEPATH INDEX RETIREMENT 2035 NL CL F	7496513		174,890,649

	MFO BLACKROCK LIFEPATH INDEX RETIREMENT 2045 NL CL F	4558779		114,580,799

	MFO BLACKROCK LIFEPATH INDEX RETIREMENT NL CL F	18412868		326,158,175

	MFO BLACKROCK STRATEGIC COMPLETION NL FUND F	6152173		64,440,931

	MFO PRIN GLOBAL INVS COLTV INVT TR DIVERSIFIED INTL EQTY FD 50 BP FEE CL	1169131		256,439,920

	*NT COLLECTIVE EXTENDED EQUITY INDEX FD -NONLENDING	832192		223,598,332

	*NT COLLECTIVE S&P500 INDEX FUND-DC-NON LENDING (TIER J)	72240		542,977,395

	*NTGI COLTV GOVT STIF REGI STERED	11241675		11,241,675

	Wells Fargo /BlackRock Short-Term Investment Fund S (a)	30494195		30,494,194
	Total Value of Interest in Common/Collective Trust Funds			$3,623,148,902

	Value of Interest in Synthetic Security-Backed Investment Contracts
	Galliard Capital Management American General Life Ins. Co., #1629650			$219,962,852

	Galliard Capital Management Pacific Life Ins. Co., #G-27236.01.0001			245,877,562

	Galliard Capital Management Transamerica Premier Life Ins. Co., #MDA01077TR			245,741,547

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	Galliard Capital Management Prudential Life Ins. Co., #GA-62487			215,800,595

	Galliard Capital Management State Street Bank and Trust, #105004			222,206,771
	Total Value of Interest in Synthetic Security-Backed Investment Contracts			$1,149,589,327

	Value of Interest in Notes Receivable from Participants
	*PARTICIPANT LOAN ASSET-HARRIS CORP.			$63,583,318
	Total Value of Interest in Notes Receivable from Participants			$63,583,318

	GRAND TOTAL			$6,212,367,885
Note: Cost information has not been included in column (d) because all investments are participant-directed.

*	Party-in-interest to the Plan

See Report of Independent Registered Certified Public Accounting Firm

SUPPLEMENTAL INFORMATION
Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(j)
Schedule of Reportable Transactions
December 31, 2016

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Northern Trust	Blackrock Lifepath Index Retirement NL	$345,628,133	$—	$—	$—	$345,628,133	$345,628,133	$—
Northern Trust	Blackrock Lifepath Index 2025 NL	$379,122,491	$—	$—	$—	$379,122,491	$379,122,491	$—
Northern Trust	Blackrock Lifepath Index 2020 NL	$344,627,873	$—	$—	$—	$344,627,873	$344,627,873	$—
Northern Trust	Galliard Capital Management	$692,774,471	$—	$—	$—	$692,774,471	$692,774,471	$—
Northern Trust	Common Collective Trust Funds Government STIF	$395,868,920	$—	$—	$—	$395,868,920	$395,868,920	$—

See Report of Independent Registered Certified Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator

By:	/s/ James P. Girard
James P. Girard, Chairperson
Date: June 27, 2017

EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference of our audit report dated June 23, 2017, relating to the financial statements and supplemental schedules of Harris Corporation Retirement Plan for the year ended December 31, 2016, which appears in this Annual Report on Form 11-K in Registration Statement No. 333-192735 on Form S-8.
/s/ Carr, Riggs & Ingram, LLC
Clearwater, Florida
June 23, 2017